CREDIT ONE FINANCIAL, INC
                  505 E.New York Ave., Suite 8
                        DeLand, FL 32724
                386-943-8446 * Fax 386-736-1061

November 21, 2005

Paula Smith, Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549   Mail Stop 4561

          Re: Credit One Financial, Inc.
              Form 8-K filed November 3, 2005
              File No. 0-50320

Dear Ms. Smith:

   We have received your comment letter dated November 18, 2005. We have reviewed all of your comments and spoken to you by telephone regarding some of our intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the amended Form 8-K document.

   Our responses to your comments are as follows:

1. There were no adverse opinions or disclaimers of opinion or modifications as to uncertainty, audit scope or accounting principals from the predecessor auditor, Robert N Clemons, CPA, PA.

2. There were never any disagreements with the predecessor auditor on any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure.

3. The Registrant's predecessor auditor, Robert N Clemons, CPA,
PA,a sole practitioner, died suddenly and unexpectedly of a heart attack at his home on September 23, 2005.

The Registrant is unable to procure a letter from Mr. Clemons as required by Item 304(a)(3) of Regulation S-B because he is dead.

The Registrant was unable to disclose to the predecessor any disagreements with him because it had no disagreements with him and he is dead.

In connection with responding to your comments the Company understands that:

     The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States


We wish to thank you for your guidance in our responding to some of your comments.


Sincerely,


s/James H Bashaw
James H Bashaw, President

ENCL.:


C:\Documents and Settings\Owner\My Documents\Credit One sec\secsmith.1121.wpd
















                              11